

e-KONG Group Limited
3705 Gloucester Tower, The Landmark
15 Queen's Road Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

RECEIVED
2010 JAN 19 A 11:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY DHL

18 January 2010

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA





10015072

Ladies and Gentlemen

SUPPL

Re : e-Kong Group Limited – SEC File No. 082-34653
Information furnished pursuant to Rule 12g3-2(b)

We, e-Kong Group Limited (the "Company"), hereby submit the documents listed as per the attached summary, in duplicate, to the Commission in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act"), pursuant to Rule 12g3-2(b) of the Act.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Act.

We would appreciate your acknowledging receipt of this letter and enclosures by stamping the enclosed copy of this letter and returning it to us by fax on (852) 2801 7238.

Should you have any questions concerning the foregoing, please contact the undersigned on (852) 3101 3042.

Yours sincerely
For and on behalf of
e-Kong Group Limited



Lau Wai Ming Raymond
Legal Counsel
Encls.



US SEC File No. 082-34653
Information furnished pursuant to Rule 12g3-2(b)
as at 18 January 2010

SUMMARY

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED
pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

The Companies Ordinance, Chapter 32 of the Laws of Hong Kong ("Hong Kong Companies Ordinance")
Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")
Companies Registry, Hong Kong Government ("Hong Kong Companies Registry")
The Stock Exchange of Hong Kong Limited ("SEHK")
The Securities and Futures Commission ("SFC")
The Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong ("SFO")
The Companies Act 1981 of Bermuda (the "Bermuda Companies Act")

	Document	Date	Entity
1.	Monthly Return on Movement of Listed Equity Securities (Form I) for the months from November 2009 to December 2009	December 2009 – January 2010	SEHK (pursuant to Listing Rules)
2.	Form 3A – Director's/Chief Executive's Notice re Mr. Richard John Siemens's interests in shares of the Company	4 November 2009 5 November 2009 9 November 2009 10 November 2009 12 November 2009 13 November 2009 7 December 2009 10 December 2009 11 December 2009 14 December 2009	SFO
3.	Form 3A – Director's/Chief Executive's Notice re Mr. Lim Shyang Guey's interests in shares of the Company	16 December 2009	SFO
4.	Form 3A – Director's/Chief Executive's Notice re Mr. Shane Frederick Weir's interests in shares of the Company	17 November 2009 25 November 2009	SFO

For Main Board and GEM listed issuers



香港交易所

RECEIVED
2010 JAN 19 A 11:42

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 30/11/2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer e-KONG Group Limited
Date Submitted 02/12/2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 524 Description : Ordinary Shares

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	12,000,000,000	HKD0.01	HKD120,000,000
Increase/(decrease)	--		--
Balance at close of the month	12,000,000,000	HKD0.01	HKD120,000,000

(2) Stock code : -- Description : --

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

2. Preference Shares

Stock code : -- Description : --

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

3. Other Classes of Shares

Stock code : -- Description : --

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

Total authorised share capital at the end of the month *(State currency)* : HKD120,000,000

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	522,894,200	--	--	--
Increase/ (decrease) during the month	--	--	--	--
Balance at close of the month	522,894,200	--	--	--

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed		
1. -- (/ /) shares (Note 1)	--	--	--	--	--	--
2.-- (/ /) shares (Note 1)	--	--	--	--	--	--
3.-- (/ /) shares (Note 1)	--	--	--	--	--	--

Total A. (Ordinary shares)	--
(Preference shares)	--
(Other class)	--

Total funds raised during the month from exercise of options (State currency) --

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
2. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total B. (Ordinary shares) --
(Preference shares) --
(Other class) --

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy))	(/ /)					
2. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
				Total C. (Ordinary shares)	--	
				(Preference shares)	--	
				(Other class)	--	

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. -- (/ /) shares *(Note 1)*	--	--
2. -- (/ /) shares *(Note 1)*	--	--
3. -- (/ /) shares *(Note 1)*	--	--
Total D. (Ordinary shares)	--	
(Preference shares)	--	
(Other class)	--	

Other Movements in Issued Share Capital

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
4. Bonus issue		Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
6. Repurchase of shares		Class of shares repurchased *(Note 1)* N/A Cancellation date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
7. Redemption of shares		Class of shares redeemed *(Note 1)* N/A Redemption date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable (Note 1)	N/A		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	________	________
10. Other (Please specify)	At price : State currency ______	Class of shares issuable (Note 1)	N/A		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	________	________
		Total E.	(Ordinary shares)	--	
			(Preference shares)	--	
			(Other class)	--	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	--
	(2)	--
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		--
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		--

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Submitted by : Lau Wai Ming Raymond

Title : Company Secretary
(Director, Secretary or other duly authorised officer)



Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

For Main Board and GEM listed issuers



HKEX
香港交易所

RECEIVED
2010 JAN 19 A 11:42

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 31/12/2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: e-KONG Group Limited

Date Submitted: 04/01/2010

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 524 Description : Ordinary Shares

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	12,000,000,000	HKD0.01	HKD120,000,000
Increase/(decrease)	--		--
Balance at close of the month	12,000,000,000	HKD0.01	HKD120,000,000

(2) Stock code : -- Description : --

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

2. Preference Shares

Stock code : -- Description : --

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

3. Other Classes of Shares

Stock code : -- Description : --

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

Total authorised share capital at the end of the month *(State currency)* : HKD120,000,000

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	522,894,200	--	--	--
Increase/ (decrease) during the month	--	--	--	--
Balance at close of the month	522,894,200	--	--	--

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed		
1. -- (/ /) shares (Note 1)	--	--	--	--	--	--
2.-- (/ /) shares (Note 1)	--	--	--	--	--	--
3.-- (/ /) shares (Note 1)	--	--	--	--	--	--
				Total A. (Ordinary shares)	--	
				(Preference shares)	--	
				(Other class)	--	

Total funds raised during the month from exercise of options (State currency) --

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
2. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total B. (Ordinary shares) --

(Preference shares) --

(Other class) --

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. --	--	--	--	--	--	--
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy)) (/ /)						
2. --	--	--	--	--	--	--
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. --	--	--	--	--	--	--
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. --	--	--	--	--	--	--
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total C. (Ordinary shares) --
(Preference shares) --
(Other class) --

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. -- (/ /) shares *(Note 1)*	--	--
2. -- (/ /) shares *(Note 1)*	--	--
3. -- (/ /) shares *(Note 1)*	--	--
Total D. (Ordinary shares)	--	
(Preference shares)	--	
(Other class)	--	

Other Movements in Issued Share Capital

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable (*Note 1*) N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable (*Note 1*) N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable (*Note 1*) N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
4. Bonus issue		Class of shares issuable (*Note 1*) N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______
6. Repurchase of shares		Class of shares repurchased *(Note 1)* Cancellation date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______
7. Redemption of shares		Class of shares redeemed *(Note 1)* Redemption date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable *(Note 1)*	N/A		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
10. Other (Please specify)	At price : State currency ______	Class of shares issuable *(Note 1)*	N/A		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
		Total E.	(Ordinary shares)	--	
			(Preference shares)	--	
			(Other class)	--	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	--
	(2)	--
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		--
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		--

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Submitted by : Lau Wai Ming Raymond

Title : Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

Hong Kong Exchanges and Clearing Limited

Shareholding Disclosures

Disclosure of Interests


Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	04/11/2009 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

RECEIVED
JAN 19

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		205	30,000	HKD	0.44	0.432		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	117,350,200	22.44

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	117,380,200	22.45

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	17,380,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 05/11/2009 (dd/mm/yyyy)

26. Number of attachments:

Back

Shareholding Disclosures

Disclosure of Interests


Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	05/11/2009 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		205	20,000	HKD	0.45	0.45		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	117,380,200	22.45

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	117,400,200	22.45

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	17,400,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 06/11/2009 (dd/mm/yyyy)

26. Number of attachments: 0

Back

Shareholding Disclosures

Disclosure of Interests


Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation: e-Kong Group Ltd.
2. Stock code: 00524
3. Class of shares: Ordinary Shares
4. Number of issued shares in class: 522,894,200
5. Name of director (English) as printed on HKID/Passport: (Surname) Siemens (Other names)Richard John
8. Name of director (Chinese): 衛斯文
9. Chinese Character Code: 589824482429
12. Date of relevant event: 09/11/2009 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):

RECEIVED
2010 JAN 19 A 11:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held: Before relevant event	Code describing capacity in which shares were/are held: After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration code
Long position	121		205	20,000	HKD	0.45	0.443		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	117,400,200	22.45

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	117,420,200	22.46

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period: Begins	Exercise period: Ends	Consideration - if derivatives granted by listed corporation: Price for grant	Exercise price	Price on assignment	Number of shares
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	17,420,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 10/11/2009 (dd/mm/yyyy)

26. Number of attachments:

Back

Shareholding Disclosures

Disclosure of Interests


Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	10/11/2009 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held: Before relevant event	Code describing capacity in which shares were/are held: After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration code
Long position	121		205	30,000	HKD	0.435	0.428		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	117,420,200	22.46

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	117,450,200	22.46

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period: Begins	Exercise period: Ends	Consideration - if derivatives granted by listed corporation: Price for grant	Exercise price	Price on assignment	Number of shares
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	17,450,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 11/11/2009 (dd/mm/yyyy)

26. Number of attachments:

Back

Hong Kong Exchanges and Clearing Limited

Shareholding Disclosures

Disclosure of Interests



Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	12/11/2009 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

RECEIVED 2010 JAN 19 A 11:42

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held: Before relevant event	Code describing capacity in which shares were/are held: After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration code
Long position	121		205	20,000	HKD	0.44	0.438		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	117,450,200	22.46

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	117,470,200	22.47

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period: Begins	Exercise period: Ends	Consideration - if derivatives granted by listed corporation: Price for grant	Exercise price	Price on assignment	Number of shares
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	17,470,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 13/11/2009 (dd/mm/yyyy)

26. Number of attachments:

Back

Shareholding Disclosures

Disclosure of Interests


Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	13/11/2009 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		205	180,000	HKD	0.5	0.468		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	117,470,200	22.47

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	117,650,200	22.50

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	17,650,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 16/11/2009 (dd/mm/yyyy)

26. Number of attachments: 0

Back

Shareholding Disclosures

Disclosure of Interests



Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	07/12/2009 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

RECEIVED
2010 JAN 19 A 11:42

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		205	10,000	HKD	0.5	0.5		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	117,650,200	22.50

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	117,660,200	22.50

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	17,660,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 08/12/2009 (dd/mm/yyyy)

26. Number of attachments:

Back

Shareholding Disclosures

Disclosure of Interests


Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	10/12/2009 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		205	90,000	HKD	0.495	0.488		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	117,660,200	22.50

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	117,750,200	22.52

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	17,750,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 11/12/2009 (dd/mm/yyyy)

26. Number of attachments: 0

Back

Shareholding Disclosures

Disclosure of Interests


Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	11/12/2009 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held: Before relevant event	Code describing capacity in which shares were/are held: After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration code
Long position	121		205	100,000	HKD	0.495	0.485		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	117,750,200	22.52

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	117,850,200	22.54

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period: Begins	Exercise period: Ends	Consideration - if derivatives granted by listed corporation: Price for grant	Exercise price	Price on assignment	Number of shares
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	17,850,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 14/12/2009 (dd/mm/yyyy)

26. Number of attachments:

Back

Shareholding Disclosures

Disclosure of Interests


Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	14/12/2009 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

RECEIVED
2010 JAN 19 A 11: 42

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		205	150,000	HKD	0.485	0.482		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	117,850,200	22.54

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,000,200	22.57

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	18,000,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 15/12/2009 (dd/mm/yyyy)

26. Number of attachments: 0

Back

Shareholding Disclosures

Disclosure of Interests


Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Lim (Other names)Shyang Guey
8. Name of director (Chinese):	林祥貴
9. Chinese Character Code:	265143826311
12. Date of relevant event:	16/12/2009 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		201	330,000	HKD	0.45	0.45		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	2,670,000	0.51

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	3,000,000	0.57

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares
Nil					

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 17/12/2009 (dd/mm/yyyy)

26. Number of attachments: 0

Back

Hong Kong Exchanges and Clearing Limited

Shareholding Disclosures

Disclosure of Interests


Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation: e-Kong Group Ltd.
2. Stock code: 00524
3. Class of shares: Ordinary
4. Number of issued shares in class: 522,894,200
5. Name of director (English) as printed on HKID/Passport: (Surname) Weir (Other names) Shane Frederick
8. Name of director (Chinese): 韋雅成
9. Chinese Character Code: 727971612052
12. Date of relevant event: 17/11/2009 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held - Before relevant event	Code describing capacity in which shares were/are held - After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange - Highest price per share	On Exchange - Average price per share	Off Exchange - Average consideration per share	Off Exchange - Consideration code
Long position	122		201	200,000	HKD	0.48	0.48		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	410,000	0.08

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	210,000	0.04

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period - Begins	Exercise period - Ends	Consideration - if derivatives granted by listed corporation - Price for grant	Exercise price	Price on assignment	Number of shares
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares
Nil					

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 18/11/2009 (dd/mm/yyyy)

26. Number of attachments: 0


Back

Shareholding Disclosures

Disclosure of Interests


Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Weir (Other names)Shane Frederick
8. Name of director (Chinese):	韋雅成
9. Chinese Character Code:	727971612052
12. Date of relevant event:	25/11/2009 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held: Before relevant event	Code describing capacity in which shares were/are held: After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration code
Long position	122		201	200,000	HKD	0.54	0.54		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	210,000	0.04

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	10,000	0.00

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period: Begins	Exercise period: Ends	Consideration - if derivatives granted by listed corporation: Price for grant	Exercise price	Price on assignment	Number of shares
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares
Nil					

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 26/11/2009 (dd/mm/yyyy)

26. Number of attachments: 0

Back

For Main Board and GEM listed issuers


HKEX

香港交易所

RECEIVED
2010 JAN 19 A 11:22

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 30/11/2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer e-KONG Group Limited
Date Submitted 02/12/2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 524 Description : Ordinary Shares

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	12,000,000,000	HKD0.01	HKD120,000,000
Increase/(decrease)	--		--
Balance at close of the month	12,000,000,000	HKD0.01	HKD120,000,000

(2) Stock code : -- Description : --

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

2. Preference Shares

Stock code : -- Description : --

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

3. Other Classes of Shares

Stock code : -- Description : --

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

Total authorised share capital at the end of the month *(State currency)* : HKD120,000,000

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	522,894,200	--	--	--
Increase/ (decrease) during the month	--	--	--	--
Balance at close of the month	522,894,200	--	--	--

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed		
1. -- (/ /) shares (Note 1)	--	--	--	--	--	--
2.-- (/ /) shares (Note 1)	--	--	--	--	--	--
3.-- (/ /) shares (Note 1)	--	--	--	--	--	--
				Total A. (Ordinary shares)	--	
				(Preference shares)	--	
				(Other class)	--	

Total funds raised during the month from exercise of options (State currency) --

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
2. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total B. (Ordinary shares) --

(Preference shares) --

(Other class) --

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy))	(/ /)					
2. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
				Total C. (Ordinary shares)	--	
				(Preference shares)	--	
				(Other class)	--	

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. -- (/ /) shares *(Note 1)*	--	--
2. -- (/ /) shares *(Note 1)*	--	--
3. -- (/ /) shares *(Note 1)*	--	--
Total D. (Ordinary shares)	--	
(Preference shares)	--	
(Other class)	--	

Other Movements in Issued Share Capital

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
4. Bonus issue		Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______
6. Repurchase of shares	Class of shares repurchased *(Note 1)* Cancellation date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______
7. Redemption of shares	Class of shares redeemed *(Note 1)* Redemption date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______
8. Consideration issue At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable (Note 1)	N/A		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
10. Other (Please specify)	At price : State currency ______	Class of shares issuable (Note 1)	N/A		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
		Total E.	(Ordinary shares)	--	
			(Preference shares)	--	
			(Other class)	--	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	--
	(2)	--
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		--
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		--

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Submitted by : Lau Wai Ming Raymond

Title : Company Secretary

(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

For Main Board and GEM listed issuers


HKEX

香港交易所

RECEIVED
2010 JAN 19 A 11: 22

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 31/12/2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: e-KONG Group Limited

Date Submitted: 04/01/2010

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 524 Description : Ordinary Shares

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	12,000,000,000	HKD0.01	HKD120,000,000
Increase/(decrease)	--		--
Balance at close of the month	12,000,000,000	HKD0.01	HKD120,000,000

(2) Stock code : -- Description : --

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

2. Preference Shares

Stock code : -- Description : --

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

3. Other Classes of Shares

Stock code : -- Description : --

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

Total authorised share capital at the end of the month *(State currency)* : HKD120,000,000

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	522,894,200	--	--	--
Increase/ (decrease) during the month	--	--	--	--
Balance at close of the month	522,894,200	--	--	--

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed		
1. -- (/ /) shares (Note 1)	--	--	--	--	--	--
2.-- (/ /) shares (Note 1)	--	--	--	--	--	--
3.-- (/ /) shares (Note 1)	--	--	--	--	--	--

Total A. (Ordinary shares)	--
(Preference shares)	--
(Other class)	--

Total funds raised during the month from exercise of options (State currency) --

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
2. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total B. (Ordinary shares) --
(Preference shares) --
(Other class) --

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. --	--	--	--	--	--	--
Stock code (if listed) ______ Class of shares issuable *(Note 1)* ______ Subscription price ______ EGM approval date (if applicable) (dd/mm/yyyy)) (/ /)						
2. --	--	--	--	--	--	--
Stock code (if listed) ______ Class of shares issuable *(Note 1)* ______ Subscription price ______ EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. --	--	--	--	--	--	--
Stock code (if listed) ______ Class of shares issuable *(Note 1)* ______ Subscription price ______ EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. --	--	--	--	--	--	--
Stock code (if listed) ______ Class of shares issuable *(Note 1)* ______ Subscription price ______ EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total C. (Ordinary shares) --

(Preference shares) --

(Other class) --

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. -- (/ /) shares *(Note 1)*	--	--
2. -- (/ /) shares *(Note 1)*	--	--
3. -- (/ /) shares *(Note 1)*	--	--
Total D. (Ordinary shares)	--	
(Preference shares)	--	
(Other class)	--	

Other Movements in Issued Share Capital

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
4. Bonus issue		Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

For Main Board and GEM listed issuers

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable *(Note 1)*	N/A	______	______
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)		
6. Repurchase of shares		Class of shares repurchased *(Note 1)*	N/A	______	______
		Cancellation date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)		
7. Redemption of shares		Class of shares redeemed *(Note 1)*	N/A	______	______
		Redemption date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)		
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)*	N/A	______	______
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)		

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable (Note 1)	N/A		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)		
10. Other (Please specify)	At price : State currency	Class of shares issuable (Note 1)	N/A		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)		
		Total E.	(Ordinary shares)	--	
			(Preference shares)	--	
			(Other class)	--	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	--
	(2)	--
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		--
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		--

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Submitted by : Lau Wai Ming Raymond

Title : Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

Shareholding Disclosures

Disclosure of Interests


Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	04/11/2009 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

RECEIVED
2010 JAN 19 A 11: 22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		205	30,000	HKD	0.44	0.432		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	117,350,200	22.44

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	117,380,200	22.45

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	17,380,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 05/11/2009 (dd/mm/yyyy)

26. Number of attachments:

Back

Shareholding Disclosures

Disclosure of Interests



FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	05/11/2009 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		205	20,000	HKD	0.45	0.45		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	117,380,200	22.45

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	117,400,200	22.45

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	17,400,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 06/11/2009 (dd/mm/yyyy)

26. Number of attachments: 0

Back

Hong Kong Exchanges and Clearing Limited

Shareholding Disclosures

Disclosure of Interests



Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	09/11/2009 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

RECEIVED
200 JAN 19 A 11:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		205	20,000	HKD	0.45	0.443		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	117,400,200	22.45

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	117,420,200	22.46

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	17,420,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 10/11/2009 (dd/mm/yyyy)

26. Number of attachments:

Back

Shareholding Disclosures

Disclosure of Interests


Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	10/11/2009 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		205	30,000	HKD	0.435	0.428		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	117,420,200	22.46

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	117,450,200	22.46

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	17,450,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 11/11/2009 (dd/mm/yyyy)

26. Number of attachments:

Back

Hong Kong Exchanges and Clearing Limited

Shareholding Disclosures

Disclosure of Interests


Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	12/11/2009 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

RECEIVED
2010 JAN 19 A 11:22

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		205	20,000	HKD	0.44	0.438		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	117,450,200	22.46

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	117,470,200	22.47

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	17,470,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 13/11/2009 (dd/mm/yyyy)

26. Number of attachments:

Back

Shareholding Disclosures

Disclosure of Interests


Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	13/11/2009 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		205	180,000	HKD	0.5	0.468		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	117,470,200	22.47

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	117,650,200	22.50

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	17,650,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 16/11/2009 (dd/mm/yyyy)

26. Number of attachments: 0

Back

Shareholding Disclosures

Disclosure of Interests



Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	07/12/2009 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		205	10,000	HKD	0.5	0.5		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	117,650,200	22.50

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	117,660,200	22.50

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	17,660,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 08/12/2009 (dd/mm/yyyy)

26. Number of attachments:

Back

Shareholding Disclosures

Disclosure of Interests


Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	10/12/2009 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		205	90,000	HKD	0.495	0.488		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	117,660,200	22.50

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	117,750,200	22.52

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	17,750,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 11/12/2009 (dd/mm/yyyy)

26. Number of attachments: 0

Back

Shareholding Disclosures

Disclosure of Interests



FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	11/12/2009 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		205	100,000	HKD	0.495	0.485		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	117,750,200	22.52

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	117,850,200	22.54

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	17,850,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 14/12/2009 (dd/mm/yyyy)

26. Number of attachments:

Back

Shareholding Disclosures

Disclosure of Interests


Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	14/12/2009 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		205	150,000	HKD	0.485	0.482		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	117,850,200	22.54

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	118,000,200	22.57

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100	Y	Long position	18,000,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 15/12/2009 (dd/mm/yyyy)

26. Number of attachments: 0

Back

Shareholding Disclosures

Disclosure of Interests


Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Lim (Other names)Shyang Guey
8. Name of director (Chinese):	林祥貴
9. Chinese Character Code:	265143826311
12. Date of relevant event:	16/12/2009 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

RECEIVED 2010 JAN 19 A 11:22

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		201	330,000	HKD	0.45	0.45		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	2,670,000	0.51

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	3,000,000	0.57

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares
Nil					

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 17/12/2009 (dd/mm/yyyy)

26. Number of attachments: 0

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Shareholding Disclosures

Disclosure of Interests



FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Weir (Other names)Shane Frederick
8. Name of director (Chinese):	韋雅成
9. Chinese Character Code:	727971612052
12. Date of relevant event:	17/11/2009 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	122		201	200,000	HKD	0.48	0.48		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	410,000	0.08

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	210,000	0.04

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares
Nil					

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 18/11/2009 (dd/mm/yyyy)

26. Number of attachments: 0

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Shareholding Disclosures

Disclosure of Interests


Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Weir (Other names)Shane Frederick
8. Name of director (Chinese):	韋雅成
9. Chinese Character Code:	727971612052
12. Date of relevant event:	25/11/2009 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	122		201	200,000	HKD	0.54	0.54		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	210,000	0.04

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	10,000	0.00

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares
Nil					

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 26/11/2009 (dd/mm/yyyy)

26. Number of attachments: 0

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